

August 18, 2009

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

   Re: Cano Petroleum, Inc.
     Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2008
     Filed July 6, 2009
     File No. 1-32496

Dear Mr. Johnson:

  We have reviewed your filings and response letter dated July 6, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1. We note your inclusion of the agreements in your most recent amendment to your Form 10-K. Please revise your disclosure to include a discussion of the included material agreements in your Form 10-K.

2. In addition, please provide an explanation as to why the material agreements were not filed in the past. Consider revising the disclosure in your Form 10-K to discuss the reason the agreements were not filed. To the extent the agreements were material at the time of your past filings, discuss the implications of not filing the material agreements in your past filings.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Doug Brown at (202) 551-3265 or in his absence, Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director